LIPMAN ELECTRONIC ENGINEERING LTD

October 26, 2004

Dear Shareholder,

Re:    Proxy Statement – Special Meeting of Shareholders

You are cordially invited to attend a Special Meeting of Shareholders (the "Meeting") of Lipman Electronic Engineering Ltd. to be held at Lipman's executive offices at 11 Haamal Street, Rosh Haayin Israel, on November 16, 2004, at 5:00 p.m. local time, for the following purposes:

(i) to approve Lipman's 2004 Share Option Plan (the "Option Plan"); and

(ii) to approve Lipman's U.S. Employee Stock Purchase Plan (the "U.S Purchase Plan").

Lipman's Board of Directors recommends a vote FOR approval of each of the Option Plan and the U.S. Purchase Plan.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Proxy Card and then, at your earliest convenience, mail it in the envelope provided.

Thank you for your cooperation.

Sincerely,
Jacob Perry Chairman of the Board